July 27, 2015

Via EDGAR

Mr. John Cash

Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	Mobile Mini, Inc.

Form 10-K for the year ended December 31, 2014

Filed February 27, 2015

File No. 1-12804

Dear Mr. Cash:

Mobile Mini, Inc. (the “Company”) respectfully submits this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated July 14, 2015, relating to the Company’s Form 10-K for the year ended December 31, 2014 filed with the Commission on February 27, 2015 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response thereto. Capitalized terms used but not defined herein have the meaning given to them in the Form 10-K.

Form 10-K for the year ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Staff Comment:

1.

We note that in your earnings call for the fourth quarter of 2014 you discussed management’s expectations regarding growth trends in your end markets, such as domestic and UK construction, but you do not discuss these or other trends and expectations in MD&A. In future filings, please consider providing a more fulsome trends discussion. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and will provide a more fulsome trends discussion in the Company’s MD&A in future filings. Additionally, the Company advises the Staff that the following language was included in the Form 10-Q for the quarterly period ended June 30, 2015:

“Business Environment and Outlook. Excluding the divested wood mobile assets, approximately 61% of our revenue during the twelve-month period ended June 30, 2015 was derived from our North American portable storage business, 18% was derived from our UK portable storage business and 21% was derived from our specialty containment business. Our business is subject to the general health of the economy and we utilize a variety of general economic indicators to assess market trends and determine the direction of our business.

Based on our assessment, we expect that the majority of our end markets will continue to drive demand for our products. In particular, construction, which represents approximately 40% of our consolidated rental revenue is forecasted for continued growth for the next several years. While only 3% of our consolidated rental revenue is generated by oil and gas customers, the oil and gas industry is forecasted to continue to remain challenged in the near term.”

Critical Accounting Policies, Estimates and Judgements, page 46

Goodwill, page 47

Staff Comment:

2.

Please tell us and revise your future periodic filings to disclose whether the estimated fair values of your reporting units substantially exceed their book values. If they do not, please tell us and revise future filings to disclose the percentage by which estimated fair value exceeds book value for each reporting unit.

Company Response:

The Company acknowledges the Staff’s comment and will revise future Form 10-K filings to indicate whether the estimated fair values of its reporting units substantially exceed book value and, if they do not, to disclose the percentage by which estimated fair value exceeds book value for each reporting unit.

Additionally, the Company advises the Staff that as of December 31, 2014, the estimated fair values of the Company’s portable storage reporting units substantially exceeded their book values. Related to the specialty containment reporting unit, the Company acquired this business in December 2014 in a competitive market and the related assets and liabilities acquired were recorded at their estimated fair values. No impairment indicators were noted between the acquisition date and the filing of the Form 10-K.

Notes to Consolidated Financial Statements

(3) Acquisitions, page 71

Staff Comment:

3.	Please tell us how you determined audited financial statements for GTH were not required to be filed under Rule 3-05 of Regulation S-X.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff of the following:

The Company evaluated the materiality of the GTH acquisition under Rule 3-05 of Regulation S-X utilizing the definition of “significant” as provided in Regulation S-X 210.11-01 (b). Based upon its evaluation, the Company determined that the acquisition met the requirements of a significant acquisition, in excess of the 20% significance level, but not above the 40% significance level.

As such, the Company filed a Current Report on Form 8-K with the Commission on December 11, 2014 reporting the acquisition. Further, an amendment to Form 8-K was filed with the Commission on February 20, 2015, which included as Exhibit 99.1, audited financial statements for GTH. The audited financial statements contained a consolidated balance sheet as of December 31, 2013 and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Staff Comment:

4.

We note that you have allocated a certain portion of your purchase price to customer relationships and that you have assigned estimated lives of 15-20 years. Please tell us, and revise your critical accounting policy disclosures in future periodic reports to explain, how you have determined that this range of useful lives is appropriate and also explain why there are varying useful lives. In addition, please also disclose how you assess this specific asset for impairment in future filings.

Company Response:

The Company acknowledges the Staff’s comment and will revise future periodic reports to explain how the Company determines appropriate useful lives for material purchase price allocations to customer relationships, and why there are varying useful lives. Should events or circumstances indicate that the carrying value of customer relationships may not be recoverable, the Company will disclose how the asset was reviewed.

Additionally, the Company advises the Staff of the following:

Customer relationships acquired in conjunction with the ETS acquisition were evaluated separately for the wholly owned subsidiary WMI. With input from an independent third party with extensive expertise and experience in this area, the Company determined lives for the two customer groups based upon historical and expected customer attrition rates, resulting in an expected useful life of 15 years for the WMI customer relationships, which were valued at $14.9 million, and an expected useful life of 20 years for the remaining ETS customer relationships, which were valued at $54.3 million.

During its assessment, the Company evaluated the following to determine expected customer attrition rates:

•	annual historical sales data for fiscal year 2008 through December 2014 for ETS customers, and

•	annual historical sales data for fiscal year 2009 through December 2014 for WMI customers.

With respect to assessing this asset for impairment, in accordance with ASC 350-30-35 and ASC 360-10-35, the Company is required to review intangible assets subject to amortization for recoverability whenever events or circumstances indicate that its carrying amount may not be recoverable. No such events occurred during the periods covered by the Form 10-K.

* * * *

As specifically requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 477-0241.

Sincerely,

MOBILE MINI, INC.

By:	/s/ Mark E. Funk
Name:	Mark E. Funk
Title:	Chief Financial Officer

cc:	DLA Piper LLP (US)

Gregory R. Hall, Esq. (via e-mail: greg.hall@dlapiper.com)